UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

No. 1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	HKEx Announcement — Date of Board Meeting and Date of Announcement of Fourth Quarter and Fiscal Year 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: March 13, 2025